UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

4th Floor, Building 5, Renxin Yaju, Gong Shu District

Hangzhou City, Zhejiang Province, People’s Republic of China, 310014
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following:

On June 11, 2024, the Company entered into certain Share Purchase Agreements (the “Purchase Agreement”) with several investors (the “Investors”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a registered direct offering, an aggregate of 1,980,000 ordinary shares (the “Shares”), par value $0.24 per share, of the Company (“Ordinary Shares”), at a purchase price of $1.70 per Share (the “Purchase Price”), for an aggregate gross proceeds to the Company of $3,366,000.

Net proceeds to the Company from the sale of the Shares (the “Offering”), after deducting estimated Offering expenses, are expected to be approximately $3,316,000. The Offering is expected to close on or about June 26, 2024, subject to satisfaction of customary closing conditions.

The Offering is being made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-259692), which was originally filed with the Securities and Exchange Commission on September 21, 2021 and was declared effective on December 19, 2022.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full texts of the Form of Purchase Agreement, a copy of each of which is attached hereto as Exhibit 10.1, and is incorporated herein by reference.

A copy of the opinion of Conyers Dill & Pearman LLP relating to the validity of the securities to be issued in the Offering is filed herewith as Exhibit 5.1.

Exhibit No.	Description of Exhibit
5.1	Opinion of Conyers Dill & Pearman LLP
10.1	Form of Purchase Agreement(1)
99.1	Pricing Press Release dated June 11, 2024

(1)	The schedule to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted information to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2024	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

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